Exhibit 99.1

NEWS RELEASE
December 21, 2011
AMM :TSX, AAU: NYSE AMEX
www.almadenminerals.com

ALMADEN PROVIDES EXPLORATION UPDATE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report results from exploration programs, regional and project specific, carried out by the Company outside of our 100% owned Tuligtic project. In 2011 the Company was primarily focussed on an expanded drill program at the Ixtaca gold-silver zone of the Tuligtic project where 86 holes were drilled for a total of 31,016.64 meters. Despite the focus at Tuligtic the Company continues to prospect for new projects and has also been advancing other projects already in Almaden’s large property portfolio.

J.D. Poliquin, chairman of Almaden commented, “Our prospecting and project generation programs continue to yield results. We maintain our search for new opportunities through grassroots exploration which exploits our proprietary database and proven technical abilities. We look forward to adding to our portfolio of projects and planning future drill programs based on the results of this property scale work.”

NEVADA EXPLORATION
BP Project, Nevada
The 100% owned BP project is covers an area Carlin type mineralisation including areas of jasperoid and clay alteration developed in an exposed debris flow in lower plate rocks, the geologic succession that hosts many of the important gold deposits in northern Nevada. The alteration and host rocks are typical of that of major Carlin type deposits in Nevada and the prospect is located roughly 30 miles from the Carlin district along the Carlin trend. In 2011 Almaden conducted a surface soil sampling program at the BP project. The results are characteristic of a Carlin system and areas of anomalous Tl, As, Sb, Au and Ag were defined. A total of 671 soils were collected returning gold values which ranged from less than detection to 34.9 ppb gold and averaging 2.6 ppb gold. These results are considered to be very encouraging and Almaden plans further surface work in 2012 to better define targets for a future drill program.

Paradise Valley, Nevada
This early stage 100% owned project located near the historic Paradise Peak gold mine in central Nevada covers an area of acid sulphate alteration interpreted to represent a high sulphidation system and was acquired by staking. A surface rock sampling program planned for 2011 will be conducted in 2012.

Willow, Nevada
The Willow project covers an area of hydrothermal alteration interpreted to represent the lithocap to a large preserved porphyry copper-gold system. Geologic and alteration mapping has outlined a roughly 2 by 2 kilometer area of intense hydrothermal alteration characterized by silicification, brecciation and alunite, kaolinite and dickite alteration, all features typical of a high sulphidation system overlying a porphyry intrusion at depth. Supporting fluid inclusion analysis confirms the presence of a porphyry system. Soil stream sediment and rock samples have returned anomalous values of copper, gold, molybdenum, silver and trace elements typical of this geologic environment. In 2011 Almaden conducted a Titan 24 Deep Earth Imaging survey on the project. The Titan survey results outlined several large areas of high chargeability, both near to surface and at depth. Also in 2011 Almaden and Westhaven Ventures Inc. (“Westhaven”; WHN.V: TSX-V) agreed to terms whereby Westhaven could have acquired a 60% interest in the Willow project. Almaden and Westhaven have mutually agreed to cancel this agreement. Almaden now plans a drill program for 2012.

MEXICAN EXPLORATION
El Cobre, Mexico
In December 2011 Almaden completed a Titan 24 Deep Earth Imaging survey on this 100% owned copper-gold porphyry project located in Veracruz State. While final results are awaited and will be reported in January, preliminary results confirm a large area of high chargeability interpreted to represent high concentrations of sulphides. Past drilling at El Cobre, conducted by Almaden and past partners, has clearly only tested shallow and largely peripheral portions of the high chargeability zones and confirms that the sulphide development represents a large porphyry system which Almaden intends to test with a drill program in 2012.

Lajas, Mexico
A surface rock chip sampling program was conducted on this 100% owned Almaden project from which results are pending. The claim covers quartz-carbonate veins exhibiting classic epithermal textures. The Company will plan further work based upon the results of the 2011 program.

Terrerillos, Mexico
A surface rock chip sampling program was conducted on this 100% owned Almaden project from which results are pending. The claim covers a large area of high level clay alteration interpreted to be similar to the barren alteration that caps the Company’s Ixtaca zone of epithermal gold-silver veining and the Company believes that this alteration may similarly cover epithermal veining. Further work will be planned based upon the results of the 2011 program.

Regional Exploration, Mexico
In 2011 Almaden conducted a regional prospecting program in Eastern Mexico focused on the discovery of targets similar to the company’s gold-silver Ixtaca zone at its wholly owned Tuligtic project in Puebla State. Results are pending from this prospecting and will be reported once received however based on geologic evidence the Company is currently filing for mineral title in several areas.

Yago, Mexico
In 2011 Almaden agreed to terms with G4G Resources Ltd. (“G4G”; TSX:V: GXG) whereby G4G could have acquired a 70% interest in Almaden’s 100% owned Yago gold-silver project located in Nayarit State Mexico. Almaden and G4G have mutually agreed to cancel this agreement. Almaden plans a surface sampling and geophysical program in 2012 to follow-up past exploration results which have identified several areas of epithermal veining interpreted to represent a high level environment located above potential ore zones.

ABOUT ALMADEN
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Tropico, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can earn an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

Morgan Poliquin, Ph.D., P.Eng., a Qualified Person as defined by National Instrument 43-101, and the President and CEO of Almaden, has reviewed the technical information contained in this release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. A Quality Control and Assurance program compliant with National Instrument 43-101 standards was instituted for Almaden’s drilling programs.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.